Garrett Music Academy, LLC

Statement of Cash Flows
January - December 2020

	TOTAL
OPERATING ACTIVITIES	
Net Income	-43,814.84
Adjustments to reconcile Net Income to Net Cash provided by operations:	
Accounts Receivable	141.90
Capital One 9980	17,467.60
Olio	23,475.83
Accrued Payroll	0.00
Comptroller of Maryland Payable	195.85
Gift Certificate	692.16
OnDeck	69,475.12
Payroll Liabilities	0.00
Payroll Liabilities:Federal Taxes (941/944)	0.00
Total Adjustments to reconcile Net Income to Net Cash provided by operations:	**111,448.46**
Net cash provided by operating activities	**$67,633.62**
INVESTING ACTIVITIES	
Shareholder Loan	-86,203.50
Net cash provided by investing activities	**$ -86,203.50**
FINANCING ACTIVITIES	
Capital Loan	0.00
EBF Loan	7,975.00
LG Funding	10,534.00
Loan Payable Nicole	-2,328.44
PPP Funds	12,012.00
Owner's Pay & Personal Expenses	0.00
Shareholder Distribution	0.00
Net cash provided by financing activities	**$28,192.56**
NET CASH INCREASE FOR PERIOD	**$9,622.68**
Cash at beginning of period	-3,478.71
CASH AT END OF PERIOD	**$6,143.97**